SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35960; File No. 812-15876

The Gabelli Dividend & Income Trust, <u>et</u> <u>al</u>.

February 18, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 17(b) of the Investment Company Act of 1940 (the "Act"), granting an exemption from section 17(a) of the Act, and for an order under section 17(d) of the Act and rule 17d-1 thereunder permitting certain joint transactions.

Summary of Application: Applicants request an order to permit a registered closed-end investment company to transfer a segment of its assets to a newly-formed wholly-owned subsidiary that is also a registered closed-end investment company, and to distribute the subsidiary's shares of common stock to the holders of the parent's common stock.

Applicants: The Gabelli Dividend & Income Trust, The Gabelli Preferred & Income Trust and Gabelli Funds, LLC.

Filing Dates: The application was filed on August 11, 2025, and amended on December 18, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on March 16, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: John Ball and Peter Goldstein, Esq., Gabelli Funds, LLC, One Corporate Center, Rye, New York, 10580-1422; and Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP, 320 South Canal Street, Chicago, Illinois 60606.

FOR FURTHER INFORMATION CONTACT: Christopher D. Carlson, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, filed on December 18, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.